U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
000-22208
FORM 12b-25	CUSIP NUMBER
74727A104
NOTIFICATION OF LATE FILING

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-CEN     ☐ Form N-CSR

For period ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

QCR HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

3551 Seventh Street

Address of Principal Executive Office (Street and Number)

Moline, Illinois 61265

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

 PART III - NARRATIVE

For the year ended December 31, 2021, QCR Holdings, Inc. (the “Company”) became a large accelerated filer for the first time and, as a result, the Company has a shortened filing deadline of 60 days rather than 75 days to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). The Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements and audit procedures, and procedures relating to management’s assessment of the effectiveness of internal controls. The Company is therefore unable to file the Form 10-K by March 1, 2022, the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Form 10-K within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

Todd A. Gipple	(309)	743-7745
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒   No ☐

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒   No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the fourth quarter and full year 2021 result of operations to be included in the Form 10-K will reflect significant changes from the fourth quarter and full year 2020. The Company expects that the fourth quarter and full year 2021 results of operations will be consistent with those disclosed in the Company’s press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2022, subject to any adjustments resulting from completion of the year-end reporting process and the audit of the Company’s financial statements.

QCR Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/Todd A. Gipple
Todd A. Gipple President, Chief Operating Officer and Chief Financial Officer